Exhibit 99.5
London 15 April 2009 Sydney 20 April 2009

Chairman

Jan du Plessis, chairman designate September 2008

___US$ • Strong demand and prices until the fourth 350 quarter 300 • Rapid decline in economic activity towards the 250 end of the year 200 • Record underlying earnings of US$10 billion, up 38% 150 • Record cash flow from operations of US$20.7 100 billion, up 64% 50 • Dividend maintained at 136 US cents per share 0 January 2008 December 2008 Economist Metal Price Index 2008 4

• Pre-conditional offer negated on value grounds • Offer withdrawn without pre-conditions being met • Chinalco 9% investment in 2008 supported our view on value Cape Lambert iron ore port, Australia 5

!!_”! • Comprehensive solution to short/medium term financial challenges • Insurance against an extended downturn • Access to a major growth economy and its capital resources • Source of economic opportunity and value creation • Robust governance framework for Rio Tinto’s independence to operate • No change to our existing strategy Chinalco agreement 12 February 2009 6

#_$ %_!___• Valuable low carbon energy generation • Integration synergies ahead of original targets • Outperforming competition in difficult markets • Well positioned for market recovery Shipshaw hydroelectric power, Quebec 7

& ___• Maximising return from finding, mining and processing resources • Focus on large scale, long life, low cost assets of quality • Aim to be cash generative across the economic cycle • Ongoing portfolio rationalisation Hail Creek coal, Australia 8

%_&’___• Central to our strategy • Careful management of social and environmental issues • Aim for zero harm to environment, communities and workplace • Sustainability remains important in economic downturn Promising future, Madagascar 9

”!___% • Difficult market conditions currently • Longer term fundamentals unchanged • China remains the key market driver • China’s stimulus package will drive investment • Global synchronised recovery will take time • Potential Chinalco partnership strengthens Yandicoogina iron ore, Australia position during uncertainty 10

"___• High quality assets, people and market position • Well positioned for future economic recovery

$_’_%___Chief executive

%___5 4 • 80% improvement in AIFR 3 • 74% improvement in LTIFR All Injury Frequency Rate 2 * Per 200 000 hours worked 1 Lost Time Injury Frequency Rate 0 1998 2008 * Increase due to former Alcan sites reporting injuries in terms of Rio Tinto’s stricter injury definitions 13

# • Underlying earnings up by 38% US$bn 10.3 10 • Underlying EBITDA up by 60% 7.3 7.4 • Maximising and conserving cash to pay down debt 5.0 5 • Project developments slowed • Taking extra time to optimise projects 2.3 1.4 0 ‘03 ‘04 ‘05 ‘06 ‘07 ‘08 Underlying earnings* * 2003 data are adjusted earnings under UKGAAP. From 2004, data are underlying earnings under IFRS. 14

___UNDERLYING EARNINGS • Aluminium — 12% higher in spite of Q4 price fall US$1.2 billion • Copper & Diamonds – lower prices, higher costs US$1.7 billion • Energy & Minerals – strong output, better prices US$2.9 billion • Iron ore – 146% higher for another record year US$6.0 billion 15

(‘ US$ 350 • Prices at lowest levels in years 300 • Uncertainty driven by financial markets 250 200 • Chinese demand has weakened 150 100 • Economic stimulus may improve markets 50 0 • Rebuilding global trade critical January 2008 March 2009 Economist Metal Price Index 2008 and 1Q 2009 16

)_&_’___• US$3 billion from asset sales in 2008 • US$2.5 billion of divestments announced in 2009 • Continuing our established divestment programme Potash project, Argentina 17

_% _’___· EXPLORATION: two major discoveries · TECHNOLOGY: leading the way to Mine of the Future™ · CARBON: investor in cleaner energy · PROJECT DEVELOPMENTS: remain vital to our future Resolution project, US 18

_* &’___• Shareholder value paramount • Chinalco offers comprehensive solution • Protection against downside risk • Unlocking value from assets • While maintaining full control Chinalco aluminium smelter 19

! ___• We have the right strategy for the times • Making the difficult decisions • Preserving options to resume growth • Making the right choices, in line with our strategy Uranium exploration, Namibia 20

___+ 15 April 2009

#, To receive the financial statements and the reports of the directors and auditors for the full year ended 31 December 2008 22

#___Approval of the Remuneration report 23

#- Election of Jan du Plessis as a director 24

#. Re-election of Sir David Clementi as a director 25

#/ Re-election of Sir Rod Eddington as a director 26

#0 Re-election of Andrew Gould as a director 27

#1 Re-election of David Mayhew as a director 28

#___Re-appointment of PricewaterhouseCoopers LLP as auditors of Rio Tinto plc and to authorise the Audit committee to set their remuneration 29

#+ Non executive directors’ fees 30

#,___To increase the authorised share capital and authority to allot relevant securities under Section 80 of the Companies Act 1985 31

#,, Authority to allot equity securities for cash under Section 89 of the Companies Act 1985 32

#,___Notice period for general meetings other than annual general meetings 33

#,- Authority to pay scrip dividends 34

#,. Adoption and amendment of new articles of association of the Company 35

___+ 15 April 2009 36